FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of January 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated January 8, 2007 announcing that Telekom Serbia has selected Registrant’s SkyEdge for public telephony and enterprise applications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnikk —————————————— Rachel Prishkolnikk Corporate Secretary

Dated January 9, 2007

Telekom Serbia selects Gilat’s SkyEdge for public telephony and enterprise applications

Petah Tikva, Israel, January 8, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that Telekom Serbia, the incumbent telecom carrier in Serbia, will deploy Gilat’s SkyEdge broadband satellite hub and several hundred VSATs to serve its residential and corporate customers.

To meet its Universal Service Obligation (USO) requirements, Telekom Serbia will deploy SkyEdge VSATs at remote community centers throughout Serbia to provide citizens with reliable telephony, fax and broadband Internet access. Telekom Serbia will also use the VSATs to serve its customers in the television rebroadcasting and enterprise networking sectors.

Shimon Teller, Gilat’s director of global accounts, said, “Together with Telekom Serbia, we expect to capitalize on many diverse business opportunities throughout the region. With the new services provided by SkyEdge, we are able to help improve the quality of life for citizens in Serbia’s rural areas.”

Gilat’s SkyEdge is a satellite communications platform that delivers high quality voice, broadband data and video services over a powerful unified system. The platform represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Telekom Serbia

Founded in 1997, Telekom Serbia offers its customers a wide range of telecommunications services, including fixed satellite, broadband Internet, mobile telephony, ISDN and intelligent network solutions. For more information, please visit www.telekom.yu.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (GNS), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 650,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and services offices worldwide. Gilat markets the SkyEdge™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Stan Schneider, Schneider Communications
USA
Ph. +954-435-3310
stan@schneidercom.com